

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4546

February 8, 2017

<u>Via E-mail</u>
Mr. James Tripp
Director and Acting Chief Executive Officer
Rasna Therapeutics, Inc.
420 Lexington Avenue
Suite 2525
New York, NY 10170

> **Re: Rasna Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2016**
> **Filed September 28, 2016**
> **Form 10-Q for the Quarterly Period Ended September 30, 2016**
> **Filed November 21, 2016**
> **File No. 333-191083**

Dear Mr. Tripp:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

        Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

        After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2016
Notes to Condensed Consolidated Financial Statements
3. Acquisitions, page 10

1. You disclose that, on May 17, 2016, Rasna and its subsidiary Falconridge entered into an Agreement of Merger and Plan of Reorganization with Arna, whereby Arna was merged into Falconridge. The transaction was accounted for as a reverse merger and Arna was deemed the accounting acquirer. Please provide us a qualitative description of the factors that make up the goodwill recognized, such as expected synergies from combining the operations of Rasna, its subsidiary Falconridge and Arna, intangible assets that do not qualify for separate recognition or other factors. Explain why other intangible assets, for example IPR&D, were not recognized. In this regard, prior to acquisition, we note Rasna

was engaged in the research and development of clinical drugs for the treatment of leukemia. Refer to ASC 805-30-50-1a.

4. Goodwill and Intangible Assets
Intangible Assets, page 12

2. You disclose Panetta Partners Limited assigned the IPR&D to you and it was accounted for as a capital contribution. Please separately quantify and describe each intellectual property and the research program to which it relates. Additionally describe these assets alternative future uses in research and development projects or otherwise to support their capitalization. Refer to ASC 730-10-25-2c.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Keira Nakada, Senior Staff Accountant, at (202) 551-3659 or Sharon Blume, Accounting Branch Chief, at (202) 551-3474 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant
Office of Healthcare and Insurance